Pricing Sheet dated June 24, 2010 relating to

Offering Summary and

Preliminary Pricing Supplement dated June 14, 2010

Medium-Term Notes, Series D

No. 2010-MTNDD572

Filed Pursuant to Rule 433

Registration Nos. 333-157386 and 333-157386-01

STRUCTURED INVESTMENTS

Opportunities in International Equities

738,000 Contingent Coupon Mandatorily Callable Notes Linked to the American Depositary Receipts of Petróleo Brasileiro S.A. – Petrobras. Due June 23, 2011

FINAL TERMS – JUNE 24, 2010
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the notes are not principal protected, you may receive an amount at maturity that is less than the stated principal amount of your initial investment.
Aggregate principal amount:	$7,380,000
Stated principal amount:	$10 per note
Issue price:	$10 per note (see “Underwriting fee and issue price” below)
Maturity date:	June 23, 2011.
Payment on the maturity date:	If we do not call the notes, you will receive on the maturity date for each $10 note either: (1) cash in an amount equal to the sum of $10 and a contingent quarterly coupon payment of $0.300 (3.00% of the stated principal amount, approximately 12.00% per annum) per note, if the ending ADR price is greater than or equal to the downside threshold price, provided that you will not receive any other contingent quarterly coupon payment on the maturity date, or (2) a fixed number of the Petrobras ADRs equal to the ADR ratio (or if you exercise your cash election right, the cash value of those ADRs based on the ending ADR price), if the ending ADR price is less than the downside threshold price (any fractional share, if applicable, will be paid in cash).
ADR ratio:	0.28241 (the stated principal amount divided by the initial ADR price, subject to antidilution adjustments for certain corporate events).
Downside threshold price:	$24.79 (70.00% of the initial ADR price).
Initial ADR price:	$35.41, the closing price of the Petrobras ADRs on the pricing date.
Ending ADR price:	The closing price of the Petrobras ADRs on the final valuation date.
Quarterly valuation dates:	September 24, 2010, December 27, 2010 and March 24, 2011.
Final valuation date:	June 16, 2011.
Contingent quarterly coupon payment:	A quarterly coupon payment of $0.300 (approximately 12.00% per annum) per note if the closing price of the Petrobras ADRs on any quarterly valuation date or on the final valuation date is greater than or equal to the downside threshold price. The contingent quarterly coupon payment, if any, will be made on the quarterly payment date and on the maturity date.
Quarterly payment date:	The fifth business day following the respective quarterly valuation date.
Mandatory call feature:	If the closing price of the Petrobras ADRs on any quarterly valuation date is greater than or equal to the initial ADR price, we will call the notes, in whole and not in part, and you will receive cash in an amount equal to the sum of $10 and a contingent quarterly coupon payment of $0.300 (approximately 12.00% per annum) per note on the quarterly payment date.
Petrobras ADRs:	The American Depositary Receipts of Petróleo Brasileiro S.A. - Petrobras (NYSE symbol: “PBR”).
Pricing date:	June 24, 2010.
Issue date:	June 29, 2010.
Listing:	The notes will not be listed on any securities exchange.
CUSIP number:	17314V189
ISIN:	US17314V1897
Underwriter:	Citigroup Global Markets Inc., an affiliate of the Issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.

Underwriting fee and issue price:	Price to public (1)	Underwriting fee (1)(2)	Proceeds to issuer
Per note	$10.0000	$0.2000	$9.8000
Total	$7,380,000	$147,600	$7,232,400

(1) The actual price to public and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.9250 per note. Please see “Syndicate Information” on page 8 of the related offering summary for further details.

(2) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $0.2000 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $0.2000 for each Index note they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $0.2000 for each note they sell. See “Fees and selling concessions” on page 7 of the related offering summary. The selling concession may be reduced for volume purchase discounts depending on the aggregate amount of the notes purchased by an investor. See “Syndicate Information” on page 8 of the related offering summary.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE OFFERING SUMMARY DESCRIBING THE OFFERING, THE RELATED PRICING SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW,

BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement filed on June 14, 2010:

http://www.sec.gov/Archives/edgar/data/831001/000119312510138960/d424b2.htm

Offering Summary filed on June 15, 2010:

http://www.sec.gov/Archives/edgar/data/831001/000119312510139139/dfwp.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.